Mail Stop 3561

January 17, 2008

Ms. Kate Blankenship
Principal Financial Officer
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      Re: **Knightsbridge Tankers Limited**
              Form 20-F for the year ended December 31, 2006
              Filed April 27, 2007
              File No. 000-29106

Dear Ms. Blankenship:

We have reviewed your response letter dated January 11, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies – Revenue Recognition

1. We note from your response to our prior comment 1 that port and canal costs are estimated for the full voyage based on published information then expensed ratably based on a VIP calculation. Based on your response, it is still unclear to us how your policy for recognizing port and canal costs ratably over the period of the voyage complies with the guidance outlined in EITF No. 91-9. Unless there is no material difference between your current method of accounting (i.e. recognizing port and canal costs ratably over voyage) and recognizing all expenses as incurred, we do not consider your accounting treatment to comply with one of the preferable methods prescribed in EITF No. 91-9. Please advise as to whether the difference is material to your financial statements.   If the difference is immaterial, revise your accounting policy to specifically state so. We may have further comment upon receipt of your response.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Revenue Recognition

2. We note from your response to our prior comment 3 that profit sharing amounts are calculated and accounted for on a quarterly basis and received on a quarterly basis. Please revise your disclosure in future filings to include a discussion similar to that of your response to clearly state that the amounts are not contingent on performance of the Company and represent actual amounts received based on excesses over market rates.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (212) 480-8421
        Gary Wolfe, Esq.
        Seward & Kissel
        One Battery Park Plaza
        New York, New York 10004